

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2012

Via E-mail
Mr. John C. Lawrence
Chief Executive Officer
United States Antimony Corporation
P.O. Box 643
Thompson Falls, MT 59873

>   **Re: United States Antimony Corporation**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2011**
>   **Filed March 14, 2012**
>   **File No. 001-08675**

Dear Mr. Lawrence:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Description of Business

Antimony Division, page 4

1. We note that your share of the domestic antimony market is currently 4% and that Chinese producers supply 92% of the world's antimony demand. Given this, please provide the information required by Item 101(h)(4)(iv) of Regulation S-K. Alternatively, please tell us why such information would not be material to investors.

2. We note your disclosure on page 4 and in Note 2- Concentration of Credit Risk on page F-6 that during 2011, 72% of sales were made to three customers. Please revise to provide disclosures required by Item 101(h)(iv) of Regulation S-K related to this concentration.

Item 2. Description of Properties

Los Juarez Group, page 12

3. We note you disclose a reserve estimate prepared for your property by the Mexican Government, this disclosure is not recognized by the SEC, and your company does not claim any reserves. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure within SEC documents. Please modify your disclosure by reclassifying this estimate to mineralized material or another description as is appropriate. In this instance, you also need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation, such as a final or bankable feasibility study concludes legal and technical viability, and economic feasibility.

Zeolite Division, page 15

4. We note your description of your zeolite property on this page indicates that the mine/plant site is located 7 miles west of Preston Idaho, but your map indicates a location east of Preston Idaho. Please modify your filing and correct this discrepancy.

Mine Safety Disclosures, page 21

5. Please provide the disclosure required by Item 104 of Regulation C. See also the Instruction to Item 104 of Regulation C.

6. We note your filing did not include the information regarding your Mine Safety and Health Administration (MSHA) citations received by your U. S. operations, specifically your Bear River Zeolite Company as required by Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Please modify your filing to include this required information.

Item 7. Management's Discussion and Analysis or Plan of Operations, page 24

General

7. Management's Discussion and Analysis is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide an enhanced executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of

operations and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

8. Please revise to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please refer to the Commission's guidance concerning Critical Accounting Estimates and revise Management's Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. Please note that your response letter dated October 13, 2010 indicated that you will include such disclosures in future filings.

Results of Operations, page 25

9. Please revise to expand your disclosures for each period presented to provide a detailed analysis of the material components of your consolidated statements of operations. The discussions should describe and quantify underlying material activities that generate variances between periods (e.g. provide a narrative discussion of the extent to which increases in net sales or revenues are attributable to increases in prices or to increases in the volume or amount of goods or services being sold). Please ensure to quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Financial Condition and Liquidity, page 26

10. Please revise your disclosures here to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. explain the significant change in accounts receivable, inventories etc.,). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer *to* the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

11. Please revise to include detailed discussions of your liquidity and capital resources-to identify the trends, demands, commitments, events and uncertainties as required by Item 303(a)(1) and (2) of Regulation S-K.

12. We note the various financial commitments mentioned in your financial statements including the current portion of various notes payable and the cumulative dividends in arrears on your Series B and Series D preferred stock. Please quantify your various commitments for the upcoming year, and provide a discussion of the sources of capital which will be used to service your financial commitments. In particular, please address whether the failure to pay preferred dividends will have any effect on your ability to raise funds in the future. See Item 303(a)(2)(i) of Regulation S-K.

Item 9A. Controls and Procedures, page 27

Changes in Internal Control Over Financial Reporting, page 28

13. Please revise to specifically disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K. We also note the lack of similar disclosures in your Forms 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012. Please note that these disclosures should also specifically clarify the control changes made to address your material weaknesses. Please revise.

Financial Statements

Notes to Financial Statements

2. Concentration of Risk, page F-6

14. We note your disclosure of concentration of sales. To enhance investor's understanding of your business, please revise to disclose the concentration of accounts receivable and provide disclosures required by FASB ASC 275-10-50-16.

3. Summary of significant accounting policies, page F-6

Revenue Recognition, page F-9

15. We note your disclosure that revenue from exclusive sales agreements with multiple elements is recognized pro-rata over the duration of each element within the contracts. Tell us and revise to disclose how your revenue recognition policy relating to sales agreements with multiple elements complies with FASB ASC 605-25 and provide the disclosures required by FASB ASC 605-25-50-2.

Exhibits

16. We note that the certifications filed as Exhibits 31.1, 31.2, 32.1 and 32.2 with your Form 10-K and Form 10-Q for the fiscal quarters ended June 30, 2012, and September 30, 2012 have not been signed and/or dated. Please refile these certifications as signed by the necessary executive officers.

Signatures

17. Please revise to include the signature of your Principal Accounting Officer or Controller. See General Instruction D(2) of Form 10-K.

Forms 10-Q for the Quarterly Periods Ended June 30, 2012, and September 30, 2012

18. We note that your Forms 10-Q for these periods plus the quarterly period ended March 31, 2012 are not properly signed and dated by your principal executive and principal financial officers. Please amend your Forms 10-Q to provide the appropriate signatures.

Item 2. Management's Discussion and Analysis or Plan of Operations, page 13

19. We note you disclose the non-GAAP measures of EBITDA and EBITDA/lb. Metal. It appears your calculation of EBITDA (i.e. excluding general and administrative costs, professional fees, etc.) is not consistent with that as defined in Item 10(e) of Regulation S-K. As such, revise to remove such measure or rename it (e.g. Adjusted EBITDA) and provide the disclosures required by 10(e)(i) of Regulation S-K. Also refer to Questions 103.01 and 103.02 of the Division's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Other Exchange Reports

20. Please revise your Exchange Act reports as necessary, to comply with the comments above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at 202-551-3388 or Brian K. Bhandari at 202-551-3390 if you have questions regarding comments on the financial statements and related matters. If you have questions concerning the Engineering comments contact George K. Schuler, Mining Engineer at 202-551-3718. Please contact Adam Turk at 202-551-3657 or Pamela Howell at 202-551-3357 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining